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                                                                   EXHIBIT 99(B)

                           LETTER TO NEW SHAREHOLDERS

     It is a pleasure to learn that you have recently acquired common stock in Public Service Company of North Carolina, Incorporated. We would like to take this opportunity to express our appreciation for your interest in PSNC.

     Our Annual Report is sent to every shareholder by the end of December and quarterly reports are sent three times a year to keep you informed of current developments.

     Dividends have been paid continuously on PSNC's Common Stock since April 1958. Dividends are declared quarterly and are payable on the first day of October, January, April, and July. The record date for payment of dividends is normally the tenth day of the month prior to the dividend payment date. If you would like to have your dividends deposited directly into your checking or savings account, you will need to complete and sign the enclosed "Direct Deposit of Dividends Authorization Agreement." Send the completed card along with either a voided check or deposit slip to PSNC's Transfer Agent, First Union National Bank of North Carolina (the "Bank"), in the enclosed reply envelope.

     PSNC also has a Stock Purchase and Automatic Dividend Reinvestment Plan (the "Plan"). The Plan allows eligible investors, even if they are currently shareholders of the Company, the opportunity to make an initial purchase of its Common Stock by purchasing shares directly from the Company and thereafter to participate in the automatic dividend reinvestment and optional stock purchase portions of the Plan. No service fees or brokerage commissions will be charged to participants in the Plan. The price of shares purchased with initial or optional cash payments will be 100% of market value, and shares purchased with reinvested dividends will be purchased at a 5% discount from market value. Initial cash payments and optional cash payments may be made at any time, however, such payments must be received by the Bank three business days before the investment date, which is the first day of the month. In addition, optional cash payments may be drafted from a Participant's checking or savings account on a monthly basis. As a Participant in the Plan, you have the option of placing your PSNC stock certificates with the Bank for safekeeping. This would ensure you of having a safe and reliable depository for your certificates. Statements will be sent to Participants when there has been activity in their accounts. A Prospectus giving full details of the Plan is enclosed. Participation, of course, is entirely voluntary, and if you join the Plan, you may withdraw at any time. To enroll in the Plan, please complete and sign the enclosed Authorization Form and return it in the enclosed reply envelope.

     We want your association with PSNC to be a pleasant experience. Your inquiries for information concerning the activities of PSNC will be most welcomed. PSNC's business success is made possible by the financial support provided by you and your fellow shareholders. We shall do all we can to keep your investment working profitably for you.

                                         Sincerely,
                                         CHARLES E. ZEIGLER, JR.
                                           Chairman, President and
                                          Chief Executive Officer

Enclosures